July 21, 2023

Mr. Raymond Be

Attorney-Advisor

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ETF Opportunities Trust (File Nos. 333-234544 and 811-23439)
LAFFER|TENGLER Equity Income ETF

Dear Mr. Be:

This letter provides the responses of ETF Opportunities Trust (the “Trust” or the “Registrant”) to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Randy Legg of Practus, LLP on July 17, 2023. The comments related to Post-Effective Amendment (“PEA”) No. 51 to the registration statement of the Trust, which was filed on May 16, 2023, under Rule 485(a) of the Securities Act of 1933, as amended. The PEA was filed to register shares of a new series of the Trust (as identified above) (the “Fund”). For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEA.

Preliminary or General Comments

•	Please file this comment response letter on EDGAR at least five days prior to making the 485(b) filing.
•	Please send via email to Raymond Be, redlined or marked pages of revised disclosure.
•	Please also apply any new or revised disclosure in one section to similar disclosure in other sections throughout the registration statement for the Fund.

Response: As requested, the Trust will file this comment response letter on EDGAR and send revised, marked pages to Raymond Be. New or revised disclosure in one section that is similar in other sections has been applied to those other sections of the Fund’s registration statement.

Prospectus

1.	Comment: Given the Fund’s investment objective, please explain supplementally why “Income” in the Fund’s name would not be materially misleading.

Response: The Registrant has changed the Fund’s investment objective. The Fund’s new investment objective is to seek income and long-term capital appreciation.

JOHN H. LIVELY ● MANAGING PARTNER

11300 Tomahawk Creek Pkwy ● Ste. 310 ● Leawood, KS 66211 ● p: 913.660.0778 ● c: 913.523.6112

Practus, LLP ● John.Lively@Practus.com ● Practus.com

Principal Investment Strategies (page 2)

2.	Comment: The second sentence states the strategy “utilizes two, time- proven valuation metrics that are consistent indicators of value”. Please explain the meaning of the term “time-proven” in this context.

Response: This sentence has been revised to remove the words “time-proven.”

3.	Comment: The second to last sentence in the same paragraph states the strategy “typically holds 25-35 positions, produces an above-market dividend yield”. Please explain what “produces an above-market dividend yield” means.

Response: The sentence has been revised to read: “The Fund will typically hold 25-35 positions, and seeks to produce an above-market dividend yield with low turnover.” An “above-market dividend yield” means a dividend yield for the Fund that is higher than the dividend yield of stocks in the broader market.

4.	Comment: In the sub-section titled “Investment Process”, in the fourth paragraph, please clarify whether the use of the term “quantitative” in this paragraph is referring to the 12 Factors discussed earlier? In addition, please provide a more detailed discussion/explanation of the “12 Fundamental Factor research model.

Response: The disclosure has been revised to clarify that the term “quantitative” refers to the quantitative factors in the 12 Fundamental Factor research model. In addition, a more robust discussion of the 12 Fundamental Factor research approach has been added to the Item 4 disclosure.

Principal Risks (p. 5)

5.	Comment: Please explain how “Risks of Investment Selection” is different from “Active Management Risk”. If different, please clarify. If duplicative, please combine the two risks or delete the Risks of Investment Selection discussion. (Disclosure also is on pages 9-10.)

Response: “Risks of Investment Selection” has been deleted.

6.	Comment: On page 3, to the extent the Fund’s investments in “Preferred Securities” are a principal strategy, please explain that in the Principal Investment Strategies section. To the extent it is not a principal investment strategy, please move this discussion to an appropriate section.

Response:The Fund does not intend to invest in preferred securities. References to preferred securities have been deleted from the prospectus.

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7.	Comment: Please explain how “Growth Stock Investment Risk” is a component of the Fund’s principal investment strategies. If not, please consider deleting this section. Also, given the strategy section discusses that the Fund will seek stocks that are attractively valued, please consider adding disclosure regarding value-strategy risk.

Response: Additional disclosure has been added to “Growth Stock Investment Risk” to clarify the instances in which the Fund may invest in stocks that would typically be considered “growth stocks.” In addition, “Value Stock Investment Risk” has been added to the risk factors in the prospectus.

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Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

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